WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

January 26, 2012

Jonathan Groff, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  NSJ-US. Co., Ltd.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-177249

Dear Mr. Groff,

We have filed on EDGAR the above Amendment No. 1 and the related response table set forth below.

Thank you for your consideration.

Sincerely,

By:	/s/ Michael T. Williams

Michael T. Williams, Esq.

This disclosure has been revised as follows:

Our management has determined the offering price for the selling shareholders' shares.  The price of the shares we are offering was arbitrarily determined based the following factors:

Comment Number	Explanation
1 .	As disclosed in the filing, the Company is not a shell company it that it has more than nominal operations and more than nominal assets, as follows:

Our business is the sale of security systems and related software, including a personal emergency security system known as Robot Locator, in all areas of the world.  We have been engaged in significant and continuous operational activities in furtherance of our business plan since inception as further described in “Business,” below.  These activities have resulted in our generating sales as of December 13, 2011of  $105,400, for which final payment from the customer Takeda-Taban Environmental Global Solutions, Inc. in the Philippines was received in December 2011.  The Company has no current intention to merge with a non-public operating company.

These operational activities also resulted in new agreements to market non-affiliated services For Net Creation Co., Ltd.  We will market Search Engine Optimization and Internet Marketing services of Net Creations to businesses in the U.S. that want to have an internet presence through advertising Google and Yahoo and Search Engine Optimization in Japan.  In addition, we raised additional working capital and broadened our shareholder base in Japan through a Regulation S offering in November 2011.  We also enhanced our management and marketing capability as well as our corporate governance structure by adding an independent director.

We established a separate distribution company incorporated in the U.S. and not Japan to distribute products worldwide because we wanted a company solely involved in distribution and not manufacturing operations to sell our products as we believed being a U.S. public company would facilitate our ability to make sales worldwide but in particular in the U.S. where being a public company will enhance our visibility and credibility. We also believed that it would facilitate our ability to sign agreements to distribute other products outside of Japan, which has in fact occurred with the signing of the agreements with Net Creations as described above.

Note the additional disclosure at the end of the first paragraph confirming that the Company has no current intention to merge with a non-public operating company.

2 .	The shares being registered are those sold in a valid Regulation S offering in November 2011. None of the shares distributed as a dividend, which were the subject of this comment, are being registered in this Amendment. This is not a primary offering but a valid resale offering.
3 .	As amended, the Distribution Agreement now provides as follows:

The Distribution Agreement, as amended, provides that the prices to be paid by for Products purchased pursuant to the Distribution Agreement shall be no more than 30% in excess of the actual cost of Supplier in making the Products.   Supplier has further agreed that it will not require us to purchase a quantity of products in excess of that which we can reasonably afford or reasonably expect to sell in within two to three months of our purchase of the Products.  Supplier has no right to put products to Distributor outside of the purchase order process contemplated in the Agreement.  Further, there is no minimum purchase requirement in order for Distributor to maintain all its rights under this Agreement.  All purchase orders from us are subject to acceptance in writing by Supplier; provided, however, that Supplier may not refuse to accept any Purchase Order if we indicate we have a certainty or reasonable expectation of selling the Products ordered within six months of the date of the Purchase Order.  To avoid any conflict of interest, the Agreement may not be terminated for any reason, including those set forth above, if our Independent Director does not agree to the termination.  In the absence of an Independent Director, a majority vote of our non-affiliated shareholders must vote to agree to such a termination.  In the event a dispute between the parties arises as a result, it shall be resolved by Arbitration as set forth in this Agreement, with counsel for us selected by the our Independent Director, or in the absence of an Independent Director, a majority vote of our non-affiliated shareholders.

This amendment, filed as Exhibit 10.3, addresses all of the issues raised in Comment 3.

4 .	See Response to Comment 3.
5 .	The following Risk Factors have been added:

Because our reputation will depend upon third parties that will provide the monitoring services necessary for the products we distribute, our reputation may be harmed by such third party’s failure to provide adequate service at a reasonable price level.

Our products require the purchasers to contract separately with a third party monitoring service.  Third parties that provide the monitoring services necessary for the products we distribute may not provide adequate service at a reasonable price level, potentially harming our reputation and decreasing our revenues.

in NSJ-Japan, our main supplier and his position on both sides of the Funding Agreement.

NSJ-Japan is a Japanese manufacturing company owned 50.84% by Mr. Joko Toshikazu, our chairman.  NSJ-Japan is the main supplier of the products we will sell.  Mr. Toshikazu may face a conflict in calculating the price the products are sold to us and the determining amount of products we purchase.  However, the Distribution Agreement as amended contains certain provisions limiting Mr. Joko’s unilitaral rights in areas such as pricing, ordering and termination.  Because Mr. Toshikazu controls us, he effectively sits on both sides of the Funding Agreement and, therefore, has the power to modify this arrangement. Modification might reduce and/or eliminate funds received under the Funding Agreement.  However, because Mr. Toshikazu has a fiduciary duty to us and our shareholders, he has indicated that he will assure strict adherence to these provisions of the Agreement and will provide all funding as needed without unilaterally modifying the Funding Agreement.

The third bullet point is not relevant due to the Amendment to the Agreement.  See response to Comment 3.

6 .	The comment is not relevant due to the Amendment to the Agreement. See response to Comment 3.
7 .	This disclosure has been revised as follows:

Our management has determined the offering price for the selling shareholders' shares.  The price of the shares we are offering was arbitrarily determined based the following factors:

● our lack of significant revenues
● our growth
● the price we believe a purchaser is willing to pay for our stock

The offering price does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. Prior to this offering, there has been no market for our securities.  We have no agreement, written or oral, with our selling shareholders about this price.  Based upon oral conversations with our selling shareholders, we believe that none of our selling shareholders disagree with this price.

8 .	The selling shareholder table has been completely revised. See response to Comment 2.
9 .	This table and the percentages have been revised as requested.
10 .	As stated in response to Comment 1:

We established a separate distribution company incorporated in the U.S. and not Japan to distribute products worldwide because we wanted a company solely involved in distribution and not manufacturing operations to sell our products as we believed being a U.S. public company would facilitate our ability to make sales worldwide but in particular in the U.S. where being a public company will enhance our visibility and credibility. We also believed that it would facilitate our ability to sign agreements to distribute other products outside of Japan, which has in fact occurred with the signing of the agreements with Net Creations as described above.

11 .	As stated in “Business:”

During the next 12 months we intend to focus primarily on the sale of our Robot Locator product outside of Japan, focusing on developing a U.S. presence, and then leverage the U.S. presence to sell Net Creations services.  We will continue our discussions with a potential customer with the California court system with whom we have had several preliminary meetings.  We anticipate that the cost of implementing this plan will be approximately $400,000 spent on marketing, product acquisition, office establishment and personnel.  We are currently in the process of negotiating with a U.S. citizen to become our U.S. representative and presence for these products.

12 .	We have revised the disclosure in Business to address this and the following comments as follows:

We don’t provide monitoring services ourselves.  Because our customers are and in the future are anticipated to be locations where there are a large number of users tied together by a housing or working relationship, such as a farm, planned residential community, condominium or court system where there is already some sort of property or personnel management system in place, we anticipate that the personnel management system in place will directly provide or contract for the monitoring service.  Much like alarm system companies in the U.S. who, if alerted, contact the police or fire department directly and these security people respond when requested by the alarm company monitoring service, we anticipate the same method of the monitoring entity for our products also alerting local police, fire or security services.  Just as with alarm companies in the U.S., we do not anticipate that monitoring services will need or have any formal contract with security personnel.

To date, since 2006, our supplier has sold 2,000 Robot Monitor systems and is currently monitoring 3,000 individuals solely in Japan.

For our recent sale in the Philippines, the customer was a large farming operation that  bought our devices to monitor activity on their farm.  For example, they use the Robot Locater to monitor when employees or cars go in and out the farm.  Employees can use the Robot Locator to notify farm manager in case of accident or other problems requiring immediate action on the farm.  The farm set up its own monitoring station on the farm and it is monitored by farm employees.

As examples of potential customers and uses, in Japan our Supplier has sold Robot Locaters in two types of housing project, as follows:

Satsukidai: a planned residential community in Japan
        Human Locater : 20
        Auto Locaters :  15
     o       The auto locater can also be used to access the property
        Receivers : 46
        A local guard company was hired by the community to monitor and users pay monitoring fees directly to the guard company.

Higashi-Osaka : a condominium in Japan
        Human Locater : 36
     o       The locator can be used not only for security but to access the property.
        Receivers : 2
        The property managing company monitors for a monthly fee charged directly to the users

13 .	See response to Comment 12, above.
14 .	See response to Comment 12, above.
15 .	See response to Comment 12, above.
16 .	See response to Comment 12, above.
17 .	We have added the following disclosure to address this comment:

Our current officers and directors have contacts in various parts of the world, as evidenced by our sale in the Philippines and current marketing efforts in the U.S.

18 .	See response to Comment 12, above as well as additional marketing activities described in response to Comment 11, above.
19 .	We have deleted the information in the bullet points.
20 .	We have revised the disclosure to read:

Our only employees are our two officers and directors who for now will handle all of our sales and management duties.  We have no collective bargaining agreement with our employees.  We consider our relationship with our employees to be excellent.

21 .	We have added the following disclosure:

We established a separate distribution company incorporated in the U.S. and not Japan to distribute products worldwide because we wanted a company solely involved in distribution and not manufacturing operations to sell our products as we believed being a U.S. public company would facilitate our ability to make sales worldwide.  We also believed that it would facilitate our ability to sign agreements to distribute other complimentary products outside of Japan, which has in fact occurred with the signing of the agreements with Net Creations as described above.  NSJ Japan distributed shares issued as consideration for the Distribution Agreement to its shareholders in order to broaden our shareholder base.

22 .	We have revised our disclosure to read as follows:

We need to secure a minimum of $400,000 in funds to finance our business in the next 12 months, in addition to the funds which will be used to go and stay public, which funds will be as described in “Overview” above.  This amount does not include all our costs which we will incur irrespective of our business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $60,000 in connection with this registration statement and thereafter less than $75,000 annually. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. We do not have any plans or specific agreements for new sources of funding, except for the anticipated loans from management as described below, or any planned material acquisitions.

The section in “Overview” referred to states:

During the next 12 months we intend to focus primarily on the sale of our Robot Locator product outside of Japan, focusing on developing a U.S. presence, and then leverage the U.S. presence to sell Net Creations services.  We will continue our discussions with a potential customer with the California court system with whom we have had several preliminary meetings.  We anticipate that the cost of implementing this plan will be approximately $400,000 spent on marketing, product acquisition, office establishment and personnel.  We are currently in the process of negotiating with a U.S. citizen to become our U.S. representative and presence for these products.

23 .	We have added the following disclosure:

There is no dollar limit to the amount Mr. Toshikauza has agreed to provide under the Funding Agreement.

Because Mr. Toshikazu controls us, he effectively sits on both sides of the Funding Agreement and, therefore, has the power to modify this arrangement. Modification might reduce and/or eliminate funds received under the Funding Agreement.  However, because Mr. Toshikazu has a fiduciary duty to us and our shareholders, he has indicated that he will assure strict adherence to these provisions of the Agreement and will provide all funding as needed without unilaterally modifying the Funding Agreement.

24 .	We have revised this disclosure and added additional disclosure, as follows:

As a result of this offering and assuming the registration statement is declared effective until before July 31, 2012, as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through July 31, 2012, including a Form 10-K for the year ended July 31, 2012, assuming this registration statement is declared effective before that date.  At or prior to July 31, 2012, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.  We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on July 31, 2012.  If we do not file a registration statement on Form 8-A at or prior to July 31, 2012, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act, our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.  But more important, and the reason we intend to file the Form 8-A is that if we do not file a registration statement on Form 8-A at or prior to July 31, 2012, as a voluntary reporting company, our securities can no longer be quoted on the OTC Bulletin Board, which defeats one of the primary purposes of filing this Registration Statement on Form S-1.

25 .	The Cash Flow Statements have been revised as requested.
26 .	This has been revised per changes set forth in response to Comment 2, above.
27 .	Revised to indicate “Nevada” law.
28 .	The Signatures have been revised as requested.